Exhibit 99.17

encore Energy Corp.: Invitation to Noble Capital Markets Presentation

TSX.V: EU

OTCQB:ENCUF

www.encoreenergycorp.com

VANCOUVER, BC, April 12, 2021 /Ct-NV/ - enCore Energy Corp. (TSXV: EU) (OTCQB: ENCUF) (the “Company”) is pleased to announce the company will be hosting a corporate presentation, followed by a Q & A session moderated by Michael Heim, Noble Capital Market’s senior research analyst, featuring questions taken from the audience. Registration is free and open to all shareholders and interested parties.

William M. Sheriff, Executive Chairman & Paul Goranson, CEO will be presenting on Tuesday, April 13th at 1:00 PM EDT. For more information and/or to register for the presentation please visit: Register for the Road Show.

We look forward to seeing you there.

About encore Energy Corp.

encore Energy Corp. is a U.S. domestic uranium developer focused on becoming a leading in-situ recovery (ISR) uranium producer. The Company is led by a team of industry experts with extensive knowledge and experience in the development and operations of in situ recovery uranium operations. encore Energy’s opportunities are created from the Company’s transformational acquisition of its two South Texas production facilities, the changing global uranium supply/demand outlook and opportunities for industry consolidation. These short-term opportunities are augmented by our strong long term commitment to working with local indigenous communities in New Mexico where the company holds significant uranium resources.

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SOURCE encore Energy Corp.

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%SEDAR: 00029787E

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreenergycorp.com, www.encoreenergycorp.com

CO: encore Energy Corp.

Ct-NV 08:00e 12-APR-21